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D STATES
XCHANGE COMMISSION
n, D.C. 20549

02021729

# ANNUAL AUDITED REPORT
## FORM X-17A-5 Ⓐ
## PART III



Rec'd 5/31/02

SEC FILE NUMBER

8-41551

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1 2001___ AND ENDING ___December 31, 2001___
                                        MM/DD/YY                                    MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

**REC'D S.E.C.**

**MAY 3 1 2002**

NAME OF BROKER-DEALER:

Elish And Elish, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)    616

165 East Pike Avenue
                    (No. and Street)

Canonsburg, PA   15317

(City)                          (State)                          (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter M. Elish, President          (724)745-2200
                                        (Area Code — Telephone No.)

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward A. Brethauer III, CPA
                    (Name — if individual, state last, first, middle name)

4055 Monroeville Blvd-Ste 426, Monroeville, PA    15146
(Address)                          (City)          (State)          Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

JUN 2 6 2002

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, _____ Peter M. Elish _____, swear (or affirm) that, to the
best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ Elish And Elish, Inc. _____, as of

_____ December 31 _____, 19 2001 are true and correct. I further swear (or affirm) that neither the company
nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of
a customer, except as follows:

_____ Not Applicable _____

_____

_____

*[SEAL, ... one, Notary Public ... Penn., Washington Coun...]*

*[Signature]*
Signature

President
Title

*[Michael F Mayone]*
Notary Public

This report** contains (check all applicable boxes):.

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) ~~Statement of Changes in Financial Condition.~~ Cash Flows Statement
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital (See Footnote III )
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.  Not Applicable
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.  Not Applicable
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the
  Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.  See Footnote V
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-
  solidation.  Not Applicable
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.  Not Applicable
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
  No material weaknesses noted — see internal control report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Edward A. Brethauer III
## CERTIFIED • PUBLIC • ACCOUNTANT

### INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
Elish and Elish, Inc.
Canonsburg, PA 15317

We have audited the accompanying Statement of Financial Condition of Elish and Elish, Inc. (an S-Corporation functioning as a fully disclosed broker-dealer) as of December 31, 2001, and the related Statements of Income and Changes in Stockholder's Equity, Changes in Subordinated Liabilities and Cash Flows for the twelve (12) month period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based upon our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Elish and Elish, Inc. as of December 31, 2001, and the Income and Changes in Stockholder's Equity, Changes in Subordinated Liabilities and Cash Flows for the twelve (12) month period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information and calculations performed in Footnotes III and V have been presented as a part of our financial report in consideration of the Section 15c3-1 Net Capital Requirement of the Pennsylvania Securities Commission. This rule has specified as of December 31, 2001 a minimum net capital requirement at any one (1) point in time of five thousand dollars ($5,000.00) for fully disclosed broker-dealers operating through a clearinghouse (after exclusion of certain non-allowable assets). Based upon our calculation, it would appear that the Company was in technical satisfaction of this requirement at the date of these financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Edward A. Brethauer III, CPA*

Edward A. Brethauer, III, CPA
Monroeville, PA 15146
February 27, 2002 (except for adjustment to
paid in capital and investment assets to remove value of securities in
the names of Peter And Jeannette Elish as discussed in Notes I, III and V,
which adjustment is dated as of 5/5/02)

# Edward A. Brethauer III
## CERTIFIED • PUBLIC • ACCOUNTANT

### Independent Auditor's Report on Internal Accounting
### Control Required Under SEC Rule 17a-5

Board of Directors of
Elish and Elish, Inc.
Canonsburg, PA 15317

We have examined the financial statements of Elish and Elish, Inc. for the year ended December 31, 2001, and have issued our report thereon dated February 27, 2002. As a part of our examination, we considered the Company's system of internal accounting control (which includes the procedures for safeguarding securities) in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission, we have made a study of the practices and procedures (including a test of compliance with such practice and procedures) followed by Elish and Elish, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), namely, the making of periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserves required by rule 15c-3-3(e).

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.   Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practice and procedures referred to above, error or fraud may nevertheless occur and not be detected.

## CORPORATE ONE OFFICE PARK • SUITE 426
### 4055 MONROEVILLE BLVD. MONROEVILLE, PA 15146 • (412) 856-8828

Board of Directors of
Elish and Elish, Inc.
Page Two


Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission , and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties.


*Edward A. Brethauer III, CPA*

Edward A. Brethauer, III, CPA
Monroeville, Pennsylvania 15146
February 27, 2002

# ELISH AND ELISH, INC.
## (An S-Corporation Operating as a Fully Disclosed Broker-Dealer)

## STATEMENT OF FINANCIAL CONDITION
### As Of December 31, 2001

### ASSETS:

Cash Accounts:

| | |
|---|---:|
| Washington Federal Savings: Commission Account | $ 253.02 |
| Washington Federal Savings: Checking Account | 273.71 |
| RBC Dain Correspondent Services: Clearing Account | 398.60 |
| Corporate Investments (marked to market value) (Notes I and II) | 22,693.38 |
| Nasdaq Private Placement Investment (Note I) | 3,300.00 |
| Commissions Receivable From Clearinghouse and Miscellaneous Mutual Fund Transactions (Note I) | 19,356.17 |
| Order Rebate Receivable (Note I) | 292.50 |
| Office Furniture and Equipment (Note I) | 32,128.21 |
| LESS: Accumulated Depreciation on Furniture And Equipment (Note I) | (29,846.65) |
| Leasehold Improvements (Note I) | 6,168.26 |
| LESS: Accumulated Amortization of Leasehold Improvements (Note I) | (6,168.26) |
| Organizational Costs (Note I) | 2,377.75 |
| LESS: Accumulated Amortization of Organizational Costs (Note I) | (2,377.75) |
| **TOTAL ASSETS** | **$ 48,848.94** |

### LIABILITIES AND STOCKHOLDER'S EQUITY:

#### LIABILITIES:

| | |
|---|---:|
| Accounts Payable – Trade and Business Related (Note I) | $ 14,700.19 |
| Accrued Payroll and Capital Stock Tax (Note I) | 146.11 |
| Accrued Retirement Plan Contributions to Company SEP Plan (Note VI) | -0-. |
| Capitalized Lease Obligations: Copier Machine (Note I) | 782.28 |
| Subordinated Loan (Note I and II) | 2,000.00 |
| **TOTAL LIABILITIES** | **17,628.58** |

#### STOCKHOLDER'S EQUITY:

| | |
|---|---:|
| Capital Stock, $1.00 Par Value, 1,000,000 Shares Authorized, 25,000 Issued, 20,000 Outstanding (Note I) | 25,000.00 |
| Additional Paid In Capital (Note I) | 42,602.84 |
| Accumulated Adjustments Account | (31,382.48) |
| LESS: Treasury Stock (Note I) | ( 5,000.00) |
| **TOTAL STOCKHOLDER'S EQUITY** | **31,220.36** |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | **$ 48,848.94** |

**ELISH AND ELISH, INC**
(An S-Corporation Operating As A Fully Disclosed Broker-Dealer)

**STATEMENT OF INCOME**
**AND**
**CHANGES IN STOCKHOLDER'S EQUITY**

For the Twelve Month Period Ending
December 31, 2001

**REVENUES:**

| | |
|---|---:|
| Gross Commissions From Investment Transactions (Note I) | $ 259,100,18 |
| Order Flow Rebate Income | 2,781.37 |
| Other Income (Loss) From Company Investments | 8,461.63 |
| Investment Company Portfolio – Unrealized Gain or (Loss) (Note I) | (4,433.41) |
| **TOTAL REVENUES** | **265,909.77** |

**OPERATING EXPENSES:**

| | |
|---|---:|
| Advertising and Promotional Expenses | 1,886.02 |
| Amortization Expense – Leasehold Improvements (Note I) | -0-. |
| Amortization Expense – Organizational Costs (Note I) | -0-. |
| Bank Service Charges | 22.00 |
| Broker Commissions (Note I) | 108,715.33 |
| Business Gifts and Donations | 1,398.31 |
| Clearinghouse Fees and Charges (Note I) | 64,723.25 |
| Continuing Education | 103.00 |
| Depreciation Expense – Furniture and Equipment (Note I) | 1,408.52 |
| Dues and Registration Expenses | ( 1,257.50) |
| Insurance Expense – Business and General Liability | 869.00 |
| Interest Expense – (Notes I and II) | 96.48 |
| Maintenance and Cleaning of Office and Equipment | 2,551.13 |
| Meals and Entertainment Expense | 5,496.06 |
| Office Supplies Expense | 1,747.84 |
| Payroll and Corporate Stock Tax | 3,701.51 |
| Postage and Freight | 1,095.62 |
| Printing Costs | 212.75 |
| Professional Services | 10,755.42 |
| Publications and Subscription Expense | 5,849.25 |
| Travel and Lodging Expense | 1,491.98 |
| Rental Expense of Office Space and Equipment (Note I) | 6,677.45 |
| Retirement Plan Contributions Expense (Note VI) | 2,000.00 |
| Salary Expense (Note I) | 45,186.58 |
| Telephone Expense | 4,157.82 |
| Utilities Expense | 1,154.66 |
| Vehicle Expense | 1,916.90 |
| **TOTAL OPERATING EXPENSES** | **271,959.38** |

| | |
|---|---:|
| Net Revenues Over (Under) Expenses for Twelve Month Period Ended December 31, 2001 | (6,049.61) |
| PLUS: Beginning Balance Stockholder's Equity At January 1, 2001 | 37,369.97 |
| PLUS: Additional Paid In Capital Contributions By Sole Shareholder In Cash | 2,100.00 |
| LESS: Dividends Paid to Shareholder During 2001 | ( 2,200.00) |
| **Ending Balance of Stockholder's Equity at 12/31/01** | **$ 31,220.36** |

# ELISH AND ELISH, INC.
### (An S-Corporation Operating as a Fully Disclosed Broker-Dealer)

## STATEMENT OF CASH FLOWS
For The Twelve Month Period Ending
December 31, 2001

### SOURCES OF CASH:

Operations:

| | |
|---|---:|
| Net Revenues Over (Under) Expenses For Calendar Year Reporting Period Ending December 31, 2001 | $( 6,049.61) |
| ADD BACK: Items Not Requiring The Use of Cash: | |
| Amortization of Leasehold Improvements | -0-. |
| Amortization of Organizational Costs | -0-. |
| Depreciation of Furniture and Equipment | 1,408.52 |
| Adjusted Net Revenues Over (Under) Expenses For Calendar Year Reporting Period Ending 12/31/01 | ( 4,641.09) |
| Decrease (Increase) In Commission Receivables | 9,186.78 |
| Decrease (Increase) in Order Rebate Receivables | 294.51 |
| Decrease (Increase) Non-Trade Receivables | -0-. |
| Decrease (Increase) Short term Investments | 1,170.82 |
| Increase (Decrease) Accounts Payable – Trade | ( 9,021.47) |
| Increase (Decrease) In Corporate Tax Related and Retirement Plan Accruals | ( 90.98) |
| Increase (Decrease) in Margin Debt Liability | ( -0-. ) |
| Cash Provided From (Used In) Operations | ( 3,101.43) |

Financing Activities:

| | |
|---|---:|
| Increase (Decrease) in Capitalized Lease Obligations | ( 666.72) |
| Additional Shareholder Capital Contributions In Cash | 2,100.00 |
| Dividends Paid to Shareholder | ( 2,200.00) |
| Increase In Shareholder Subordinated Loans | 2,000.00 |
| Cash Provided From (Used In) Financing Activities | 1,233.28 |

Investing Activities:

| | |
|---|---:|
| (Increase) Decrease In Fixed Asset Expenditures | ( 1,242.99) |
| Cash Provided From (Used In) Investing Activities | ( 1,242.99) |
| TOTAL CASH PROVIDED (USED IN) THE TWELVE (12) MONTH PERIOD ENDING DECEMBER 31, 2001 | ( 3,111.14) |
| BALANCE OF CASH ACCOUNTS AT JANUARY 1, 2001 | 4,036.47 |
| **BALANCE OF CASH ACCOUNTS AT DECEMBER 31, 2001** | **$ 925.33** |

# ELISH AND ELISH, INC.
(An S-Corporation Operating as a Fully Disclosed Broker-Dealer)

## Statement of Changes in Liabilities Subordinated to General Creditors

For The Twelve (12) Month Period Ending
December 31, 2001

| | |
|---|---:|
| Balance at January 1, 2001 | $ 0.00 |
| Increase in Subordinated Loans Made to Company by Shareholder Owner on December 1, 2001 | 2,000.00 |
| Balance at December 31, 2001 | $ 2,000.00 |

**ELISH AND ELISH, INC.**
(An S-Corporation Operating as a Fully Disclosed Broker-Dealer)


**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT
TO RULE 15c3-3**
December 31, 2001


No schedule is attached for the above computation, nor for the information relating to the Possession or Control Requirements, for Elish And Elish, Inc. as of December 31, 2001, since the company operates as a fully disclosed broker dealer and has no possession or safeguarding responsibilities for any client securities.

# ELISH AND ELISH, INC.
### (An S-Corporation Operating as a Fully Disclosed Broker-Dealer)

Notes to the Financial Statements
December 31, 2001

## I.  General Background and Summary of Significant Accounting Principles:

Elish and Elish, Inc. (The "Company") was first incorporated on May 22, 1989 as a domestic Sub-Chapter S Corporation authorized to do business as an investment brokerage under the regulations of the Commonwealth of Pennsylvania.

While the Company was originally owned and closely held by three (3) shareholders (namely, Peter M. Elish, who has always served as the business manager, and his parents, who were simply passive investors), the Company did undergo a re-organization at the beginning of the 1992 calendar year, at which time, Mr. Elish was gifted all the shares originally held by his parents. From that point forward, aside from the receipt of a five thousand dollar ($5,000.00) personal subordinated loan from Mr. Elish's parents in 1996 and an additional ten thousand dollar ($10,000.00) subordinated loan from a relative in 1997, the Company has been operating under the sole leadership of Peter M. Elish, without any further financial or advisory input from outside sources. Moreover, as of December 31, 1999, Mr. Elish had succeeded in paying off his parents' loan and in converting the remaining ten thousand dollars ($10,000.00) into permanent paid in capital invested into the business. While his aunt continued to hold a small percentage of stock as a result of such changes, her stock was eventually repurchased by the company in November of 2000.

Regarding company operations, Elish and Elish, Inc. has, since its inception date, held itself out as a "fully disclosed broker-dealer", performing as much as seventy percent (70%) of its trading activities in the current year (i.e. except for mutual fund investments) through the Dain Correspondent Services Clearinghouse operating out of St. Louis, Missouri.

As an introducing broker in this fully disclosed status, the Company has always been required to maintain a minimum level of net capital as an ongoing investment in the company. Although, such level of required capital investment was as high as fifty thousand dollars ($50,000.00) in prior years, the regulations were changed in 1996, thereafter allowing Elish and Elish, Inc. to satisfy its capital requirement with a minimum of only five thousand dollars ($5,000.00).

Additionally, though, the Dain Correspondent Services Clearinghouse, through which Elish and Elish, Inc. runs its transactions, has historically required the Company to maintain a minimum of twenty-five thousand dollars ($25,000.00) in a special clearinghouse account as a form of security against transactions that go bad. As a result of adverse market fluctuations during calendar year 2000 and continuing into 2001, the clearinghouse account actually fell to a level under twenty-five thousand dollars ($25,000.00) by December 31, 2000 and was unable to recover on its own so as to fulfill the aforementioned collateral requirement. At first, the clearinghouse tried to satisfy any deficit by withholding the commissions due to the Company on transactions during a particular month. Although this practice permitted the Company to still continue its operations through the clearinghouse during 2001, the owner of the Company eventually decided that he would instead prefer to pledge to the clearinghouse account securities (twenty (20) year zero coupon municipal bonds) in his and his spouse's name, with a market value of eleven thousand seven hundred seventy-eight dollars ($11,778.00) as of the effective date of contribution, December 1, 2001. Further, he agreed to treat two thousand dollars ($2,000.00) of this amount as a subordinated loan to Elish and Elish, Inc., which loan could not be paid back to the shareholder-owner and his spouse until December 1, 2002 at the earliest.

Since the securities pledged as collateral continued to be in the name of Peter And Jeannette Elish, the only amount that has been reflected as an increase in Company investment assets as of December 31, 2001 is the two thousand dollars ( $2,000.00) for which a formal secured demand note agreement has been perfected. The remainder of the security valued pledged as collateral to the clearinghouse still is

**ELISH AND ELISH, INC.**
(An S-Corporation Operating as a Fully Disclosed Broker-Dealer)

Notes to the Financial Statements, continued
December 31, 2001

the property of Peter and Jeannette Elish as individuals, though this would likely be converted to securities in the name of Mr. Elish to be contributed to the Company as paid in capital should the need arise in the future as a result of a further decline in the market value of investments held through the Clearinghouse. At this time, there have been no additional guarantees made by the Company to these individuals in the event of a loss of their collateral.

Moreover, as of the date of this report, no further problems are foreseen by the Management in satisfying future mininum balance requirements.

Method of Accounting Presentation:
The Corporation's books and records are currently maintained for financial statement purposes on an accrual basis of accounting, which serves to recognize income as it is earned (as opposed to when it is received in cash) and expenses as they are incurred (as opposed to when they are actually paid). This normally is accomplished through the creation of both accounts receivable and accounts payable, as shown on the accompanying Statement of Financial Condition. Such accounts in the current year purport to show amounts due from the clearinghouse or mutual fund families on transactions with a trade date before December 31, 2001, and amounts payable on such transactions or on other outside vendor services performed before the end of the calendar year respectively.

Under this general accounting framework, the following other significant accounting principles have been observed in the preparation of the attached financial statements.

Investments:
The Company has continued its practice of holding a certain amount of its earnings in the form of outside investments. As of the end of 2001, the owner had consolidated all remaining Company investments into two (2) primary accounts, with the main account being held through Dain Clearinghouse and consisting of a combination of equity mutual funds and zero coupon bonds (see previous discussion concerning owner's contribution in 2001)

As in prior years, in accordance with SEC requirements necessitating a continual "marking to market" of short term investments held by broker-dealers, the totals of all such accounts have been accumulated and stated at fair market value as of December 31, 2001 on the accompanying Statement of Financial Condition.

Any changes recognized in the market value as a result of this "marking to market" practice have been identified for the year and separately categorized in the Statement of Income under the heading of "Investment Company Portfolio – Unrealized Gains and Losses". The Company showed in 2001 a total unrealized investment loss of four thousand four hundred thirty-three dollars ($4,433.00)

Furniture, Fixtures, and Equipment:
As of the initial date of incorporation in 1989, the stockholders had contributed office equipment purchased in prior years at a cumulative cost of four thousand four hundred eighty-one dollars ($4,481.00), for which depreciation expense of this entire amount had already been recognized on previous years' tax returns.

While accounting theory still presupposes a basis equivalent to the fair market value of the equipment contributed at the time of incorporation, the difference in this case was judged by management to be immaterial given the age and possible obsolescence of the items; therefore, this furniture and equipment has been shown in all previous years' statements, and continues to be shown on the current year's statements, at a net book value of zero (-0-).

Also, during the 1989 year, certain remodeling and leasehold improvement costs had been incurred by the shareholders in the development of their office space, and these costs had been capitalized under

the leasehold improvements category on the corporate Statement of Financial Condition. Since the date of their incurrence, these costs had been amortized over an expected life of seven (7) years from a beginning date of August 1, 1989. As of August 1, 1996, such initial improvements were completely amortized and therefore no further expense has been shown on the accompanying 2001 calendar year financial statements. Since year end 1989 through the date of this statement, other new equipment had been purchased in the cumulative amount of fifty-two thousand one hundred fourteen dollars ($52,114.00), including several items originally classified as capitalized leases, for which all but seven hundred eighty-two dollars ($782.00) had been effectively paid off as of the end of December, 2001. As of the end of calendar year 2001, a total of thirty-two thousand one hundred twenty-eight dollars ($32,128.00) still remained on hand, for which annual depreciation expense has been calculated using either a five (5) or seven (7) year life from the date of initial service, under a method similar to the modified accelerated depreciation system commonly utilized for tax purposes after 1986.

Management has always felt that this method closely approximates the estimated useful life and pattern of obsolescence expected from such equipment, in accordance with generally accepted accounting principles.

While additional expenditures may have been made during the current year for maintenance and repair of the various pieces of equipment and furniture, such costs have been directly deducted on the Statement of Income under the theory that they have not significantly contributed to the life of the equipment involved and should therefore be expensed immediately.

Organizational Costs:
This category reflects the legal costs and federal and state licensing fees incurred in the process of originally incorporating and registering the brokerage business in the state of Pennsylvania. Generally accepted accounting principles specify that such costs (other than ongoing routine fees) should be capitalized in the first year of business and amortized over a period of not less than sixty (60) months from the date of inception of the business. Accordingly, the attached financial statement has reflected accumulated amortization of these costs over a sixty (60) month period beginning with the date of incorporation on May 22, 1989. Since this period ended in calendar year 1994, no further amortization expense has been reflected on the Statement Of Income in the current year.

Lease Agreements Entered Into By Elish and Elish, Inc.:
As mentioned in the previous discussion of the Company's accounting for its office equipment, Elish and Elish, Inc. currently has one (1) capitalized lease recorded on its books at December 31, 2001 representing the lease purchase of a copier machine in March of 2000 (at a net valuation of two thousand dollars ($2,000.00)). Depreciation is currently being recognized on such a purchase over a period of five (5) years, while as of December 31, 2001, the remaining principal obligation to be paid on this equipment stands at a total of seven hundred eighty-two dollars ($782.00). This obligation is payable over of a period of time extending through March of 2003 at a monthly rate of sixty-four dollars ($64.00).

Other than this capitalized lease agreement, the Company still holds a long-term lease contract for its office space with rent currently due in the amount of five hundred dollars ($500.00) per month.
These operating lease expenditures have been classified as a part of rental expense on the accompanying Statement of Revenues and Expenses, as is normally required by accounting theory pertaining to pure operating leases. Moreover, even though the lessor of the Company's office space continues to be a partnership of which Mr. Elish is a general partner, management does not feel that the agreement constitutes a related party problem, since the negotiated rental agreement itself is in accord with general fair market rates in effect for that particular area, and appears to have been determined strictly on an "arms length" basis between the lessor and lessee.

Federal and Pennsylvania Income Taxes Payable:
The Company has elected to be taxed under provisions of Sub-Chapter S of both the Internal Revenue Service Code and the Pennsylvania State Tax Regulations. Under such provisions, the Company does not pay Federal or Pennsylvania corporate income taxes on its own net income nor is it liable in the current year for Pennsylvania capital stock tax. Rather, the stockholder is held individually liable for the Company's taxable income flowing through to his personal income tax return. As a result, no Federal or Pennsylvania corporate income tax liability or deferral has been presented on the accompanying Statement of Financial Condition.

It should be noted, however, that if tax liability were indeed required to be reflected on the accompanying statements, the use of the cash basis of accounting by the shareholder for income tax purposes (and the resulting adjustment of receivables and payables for tax calculations) would result in no significant difference this year from the normal accrual tax calculation for the period ended December 31, 2001.

Payroll Liabilities:
As noted in the previous years' annual reports, prior to the first quarter of 1990, no compensation was ever paid to the shareholders for services performed during the developmental stages of the business from May 22, 1989 through the first two (2) months of 1990. However, no liability for back wages has ever been reflected on the audited statements due to the Board of Directors' agreement (prior to the incorporation date) to permanently waive any compensation to its shareholders-employees until the Company began to make at least ten thousand dollars ($10,000.00) of gross income in any one (1) month, which amount was judged to be a sufficient base for maintaining the Company operations while paying its active registered agents. Therefore, there was never any intent by the Board of Directors to establish a retroactive wage for past services, and consequently, no accrual for such past liability has ever been deemed necessary.

Similarly, in view of the intent of this agreement, no further liability has ever been recorded for any difference between what Mr. Elish accepted as payments for services in various past years or in the current year and what he might have expected to receive in the open market for the performance of similar services. Management's intent has never been to guarantee Mr. Elish a specified wage each year, and therefore, it has not been deemed necessary to reflect an accrual for any additional payroll due at December 31, 2001.

Use of Estimates in Financial Statement Preparation:
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements. Actual results could differ from such estimates.

II.     Clearinghouse Agreement with Elish and Elish, Inc.:

As indicated previously, Elish and Elish, Inc. has elected at this time to be considered as a fully disclosed broker dealer operating primarily through a clearinghouse for its transactions, which, in turn, permits it to pass a large portion of its record-keeping responsibilities along to such clearinghouse and to simply receive a net commission on all sponsored deals.

ELISH AND ELISH, INC
(An S-Corporation Operating as a Fully Disclosed Broker-Dealer)
Notes to the Financial Statements, continued
December 31, 2001

Per the current clearinghouse agreement, however, Elish and Elish, Inc. is also required to maintain a continuous minimum balance in its clearinghouse account of twenty-five thousand dollars ($25,000.00) to both cover current transaction costs and to protect the clearinghouse from possible future liability. As previously mentioned in Footnote I, the Company experienced for the first time a slight shortfall in meeting such an obligation as of December 31, 2000 (and continuing on into 2001), but, as of the date of this report, as a result of a contribution by the shareholder-owner and his wife, on December 1, 2001, of securities in their names, the Company has again been able to exceed the minimum balance required by the clearinghouse in order to continue business operations. The Company presently anticipates no further problems in meeting such a minimum balance in future years.

## III. Net Capital Requirement Under Section 15c3-1:

Under the current Regulation Section 15c3-1, a fully disclosed broker-dealer is required to constantly maintain a minimum of five thousand dollars ($5,000.00) net capital after reduction for certain non-allowable assets. The calculation of the Company's net capital at December 31, 2001 is as follows:

| | |
|---|---|
| Total Net Worth at 12/31/01 | |
| (Including $2,000.00 Subordinated Loan) | $ 33,220.36 |
| | |
| Less: Unallowable Assets: | |
| Furniture and Equipment | ( 2,281.56) |
| Order Rebate Receivable | ( 292.50) |
| Organizational Costs | -0-. |
| Investments (assuming 15% haircut on equity | |
| investments and 7% on zero coupon bonds) | ( 3,244.01) |
| Private Placement Account Holdings From NASDAQ | ( 3,300.00) |
| | |
| Total Allowable Net Capital at 12/31/01 | $ 24,102.29 |

Regarding the Company's aggregate indebtedness ratio (total indebtedness compared to the Company's net capital) at the date of the financial statements, the calculation is well under the eight to one (8:1) ratio limitation as set by Section 15c3-1 of the Pennsylvania Securities Commission Regulations. The actual ratio this year is closer to three to four (3:4).

## IV. Net Capital Reserve Requirement Under Section 15c3-3:
No schedule of net capital reserve requirement calculation has been included in this report since the Company has not yet engaged in any sales or brokering activities (through the date of this report) which would require maintenance of a special reserve bank account for the exclusive benefit of customers and the possession of control of any customer paid and excess margin securities.

# ELISH AND ELISH, INC
(An S-Corporation Operating as a Fully Disclosed Broker-Dealer)

Notes to the Financial Statements, continued
December 31, 2001

V.   **Reconciliation of Audit Computation of Net Capital and Broker's Corresponding Unaudited Focus Report Part II Computation at December 31, 2001:**

| Description of Net Capital Item | Amount Per Focus Report | Adjustments DR | Adjustments CR | Audit Report |
|---|---|---|---|---|
| Cash Accounts | $ 642.00 | 283.33 | | 925.33 |
| Commission Trade Receivables | 15,820.00 | 3,536.17 | | 19,356.17 |
| Order Flow Receivable (Non-Allowable Assets) | 588.00 | | 295.50 | 292.50 |
| Furniture and Fixture Costs (Non-Allowable Assets) | 1,287.00 | 994.56 | | 2,281.56 |
| Securities (after haircut and reduction for private placement holdings) | 19,589.85 | | 140.48 | 19,449.37 |
| Accounts Payable and Accrued Liabilities | (12,666.00) | | 2,962.58 | (15,628.58) |
| Totals @ 12/31/01 (excluding non-allowable assets) | $ 23,385.85 | 3,819.50 | 3,103.06 | 24,102.29 |

Note:   The major reconciling differences above appear to be: (1) an increase to the commissions receivable account to make it correspond with the actual receipts in January 2002 and 2) a similar increase of approximately three thousand dollars ($3,000.00) in accounts payable for certain Company liabilities not previously recorded as operating expenses.

## VI.    Retirement Plan Contributions for Sole Shareholder:

During the year ended December 31, 2001, the owner of the Corporation (and its sole employee) had contributed two thousand dollars ($2,000.00) to his SEP retirement plan for tax year 2000.

Though the owner has the ability to still contribute a further amount into his plan for the 2001 calendar year, as of the date of this report, there is no recognized intent to do so. Consequently, no additional accrual for SEP retirement plan contributions has been recognized on the accompanying Statement of Financial Condition as of December 31, 2001

No recognition of the SEP plan assets themselves has been made on the accompanying statements, since the retirement plan holdings are not considered to be assets of Elish and Elish, Inc. for financial statement presentation purposes.

## VII.    Economic Concentration of Business:

At this point in time, the business of Elish and Elish, Inc. derives most of its revenues from the southern suburbs of Pittsburgh, Pennsylvania, which continue to experience much of the same economic volatility as the rest of the country going into the 2002 calendar year. Although Company revenues did indeed decrease during the current year, the use of other registered representatives to expand the customer base has continued to help counteract the effects of any market downturn, and is expected to have a more significant impact as the market continues to recover. The results of future marketing efforts, however, cannot be predicted with any certainty at this date.

## VIII.    Contingencies:

During the final quarter of calendar year 2000, the Company was named as a co-defendant in a liability suit filed by an individual investor, who claims to have been misled in the purchase of certain insurance related products from an agent in the employ of one of Elish and Elish, Inc.'s registered representatives.

While the agent named in the suit did indeed work for the Company's registered representative, it was through an entirely separate business maintained by that particular representative, which business had never had any connection with Elish and Elish Inc.    While the Company has, for the past three (3)years, processed trades for its registered representative (as an individual), it has never been contractually involved with any other subsidiary business of this representative and has never assisted in the processing of trades for any other agent. Accordingly, as of the date of this report, even though trial proceedings have been delayed in this past year, it remains the opinion of the Company's legal council that this case is without merit and that the Company will eventually be removed from the case in the foreseeable future. Moreover, the Company's registered representative is already indemnifying the Company for its initial legal expenses incurred in getting itself removed from the suit.